UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated April 20, 2005 announcing the company’s comments on News Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 20, 2005	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

April 20, 2005

NTT DoCoMo Comment on News Report

Today’s morning edition of the Nihon Keizai Shimbun reported that NTT DoCoMo is in final talks regarding an investment and alliance with a credit card company.

DoCoMo is positioning its mobile phones as indispensable tools for everyday life and continues to consider options for developing new business models pursuant to this concept. DoCoMo has not made any announcement regarding a strategic investment in a credit card company, however, nor has it made a concrete decision at this time.

For more inquiries, please contact:

Masanori Goto

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30-19:00 Japan Standard Time)

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

https://www.nttdocomo.com/presscenter/contact/form.html